Exhibit 3.3

CERTIFICATE OF AMENDMENT

OF THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF XTANT MEDICAL HOLDINGS, INC.

Xtant Medical Holdings, Inc., a corporation organized and existing under and by virtue of the laws of the State of Delaware (the “Corporation”), pursuant to the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), DOES HEREBY CERTIFY that:

FIRST: The Board of Directors of the Corporation (the “Board of Directors”), at a meeting held on April 26, 2023, duly adopted resolutions setting forth a proposed amendment of the Amended and Restated Certificate of Incorporation of the Corporation, as amended, declaring said amendment to be advisable and proposing that said amendment be submitted to the stockholders of the Corporation for their consideration and approval. The resolution setting forth the proposed amendment is substantially as follows:

RESOLVED, FURTHER, that the Board of Directors hereby approves, subject to approval by the Corporation’s stockholders, an amendment to Section 2 of Article VIII of the Corporation’s Amended and Restated Certification of Incorporation, as amended, so that it would state in its entirety as follows:

ARTICLE VIII: GENERAL PROVISIONS

“2. Forum. Unless the Corporation consents in writing to an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have subject matter jurisdiction, a state court located within the State of Delaware or, if no state court located within the State of Delaware has subject matter jurisdiction, the federal district court for the District of Delaware) will be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising under any provision of the General Corporation Law of the State of Delaware, the Amended and Restated Certificate of Incorporation, or the Bylaws of the Corporation (in each case, as they may be amended from time to time), or (iv) any action asserting a claim governed by the internal-affairs doctrine. Unless the Corporation consents in writing to an alternative forum, the federal district courts of the United States of America shall be, to the fullest extent permitted by applicable law, the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation will be deemed to have notice of and consented to the provisions of this section.”

SECOND: The Board of Directors and stockholders of the Corporation duly approved and adopted the foregoing amendment in accordance with the provisions of Section 242 of the DGCL.

THIRD: The foregoing amendment shall become effective immediately upon filing.

FOURTH: All other provisions of the Amended and Restated Certificate of Incorporation, as amended, of the Corporation not specifically modified, amended and/or superseded by the foregoing amendment shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Xtant Medical Holdings, Inc. to be executed this 26th day of July, 2023, in its name and on its behalf by the President and Chief Executive Officer of the Corporation pursuant to Section 103 of the DGCL.

XTANT MEDICAL HOLDINGS, INC.

By:	/s/ Sean E. Browne
Name:	Sean E. Browne
Title:	President and Chief Executive Officer